April 19, 2019

Jaea Hahn

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	Ohio National Fund, Inc. - File Nos. 2-67464, 811-3015

Dear Ms. Hahn:

On February 25, 2019, Ohio National Fund, Inc. (the “Registrant” or “Fund”), on behalf of its series, filed Post-Effective Amendment No. 86 (the “Amendment”) to the Registrant’s Registration Statement. On April 10, 2019, you provided oral comments to the Amendment to Angela Fontanini of Ohio National Financial Services. Redlined changes may be provided in certain portions of this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in a Post-Effective Amendment filed pursuant to Rule 485(b).

General

Comment 1.   If the Registrant plans to make shareholder reports available on the internet as permitted by Rule 30e-3 of the Investment Company Act of 1940 (the “Act”), please add the disclosures required by Item 1(a)(5) of Form N-1/A.

Response.  The Registrant is not intending to rely on Rule 30e-3 because the insurance company as intermediary will be relying on Rule 30e-3 for delivering shareholder reports.

Comment 2.  Generally, please update the Sector Risk disclosures as necessary when the Portfolios become concentrated in a particular sector to make the disclosures more specific to each Portfolio and more specific to each sector.

Response.  It is not a principal investment strategy of any of the Portfolios with Sector Risk disclosures to concentrate in any particular sector. Sector allocation is a result of the portfolio managers of each Portfolio following the investment strategies identified in the Portfolio’s prospectus, and whether a Portfolio will have sector risk (and the specific sector or sectors) will vary from time to time. Therefore, the Registrant does not believe that it is appropriate to include disclosure regarding investing in any particular sector in the prospectus for any Portfolio, and respectfully declines to do so.

Comment 3.   Please consider presenting the investment policies of the Portfolios in tabular format.

Response.   The Registrant believes that the current disclosures regarding the Portfolios’ investment policies are sufficient and respectfully declines to make the requested change.

ON Equity Portfolio

Comment 4.  In the Principal Investment Strategies section, to the extent that the Portfolio is concentrated in a country, region or sector, please consider providing a corresponding principal risk disclosure(s).

Response.   The Portfolio does not have a principal investment strategy to concentrate in a particular country, region or sector and does not currently have any such concentration. The Registrant has deleted the last sentence in the first paragraph of the Principal Investment Strategies section that describes the Portfolio having substantial positions in securities of foreign companies and in a particular sector of the economy. The Sector Risk disclosure has also been deleted, as it is not a principal risk of the Portfolio.

Comment 5.   We note that the Portfolio included High Portfolio Turnover Risk as a principal risk. Accordingly, please revise the second sentence of the second paragraph of the Principal Investment Strategies section to clarify that BlackRock actively manages the Portfolio.

Response.  The Portfolio did not experience a high rate of portfolio turnover during the fiscal year ended December 31, 2018; accordingly, the High Portfolio Turnover Risk disclosure has been deleted.

Comment 6.  High Portfolio Turnover Risk is identified as a principal risk of the Portfolio, however, the portfolio turnover rate is only 41%. Please consider removing the Risk.

Response.  The Portfolio did not experience a high rate of portfolio turnover during the fiscal year ended December 31, 2018; accordingly, the High Portfolio Turnover Risk disclosure has been deleted.

Comment 7.   Please delete the language below the performance bar chart, as it repeats information in the narrative above the chart.

Response.  The language below the chart has been deleted.

ON Bond Portfolio

Comment 8.   Under the principal investment strategies, please consider phrasing the first paragraph as the “Portfolio invests primarily in…” to make it consistent with the phrasing of the other Portfolios.

Response.  The Registrant has made the requested change.

Comment 9.   With regard to the Liquidity Risk disclosure, please supplementally explain why liquidity has been identified as a risk considering the high quality of the bonds that the Portfolio holds.

Response.  Liquidity was identified as a risk because it can change in the marketplace over time, based on market participants’ willingness to buy and sell securities. There can be no assurance that there will be liquidity for all securities in the future. Nonetheless, after further consideration, the Registrant has deleted liquidity as a risk for this Portfolio because it considers the Portfolio’s current and anticipated future holdings to be liquid.

Comment 10.   We note that the Portfolio has included High Portfolio Turnover Risk as a principal risk. Accordingly, please revise the Principal Investment Strategies section to clarify that the Portfolio is actively managed.

Response.  The Portfolio did not experience a high rate of portfolio turnover during the fiscal year ended December 31, 2018; accordingly, the High Portfolio Turnover Risk disclosure has been deleted.

ON BlackRock Balanced Allocation Portfolio

Comment 11.  Please clarify why Sector Risk is a principal risk of investing in the Portfolio since the Principal Investment Strategies section does not identify concentration in a particular sector as a principal strategy.

Response.    It is not a principal investment strategy of the Portfolio to concentrate in any particular sector. Sector allocation is a result of the portfolio managers following the investment strategies identified in the Portfolio’s prospectus. The Sector Risk disclosure has been deleted, as it is not a principal risk of the Portfolio.

Comment 12.   Please delete the language below the performance bar chart, as it repeats information in the narrative above the chart.

Response.  The language below the chart has been deleted.

ON International Equity Portfolio

Comment 13.   The second paragraph of the Principal Investment Strategies section refers to “emerging market countries”. Please clarify how the Portfolio defines an emerging market country.

Response.  The Registrant has added the below language to the Principal Investment Strategies section in the second paragraph:

“The portfolio managers define emerging market countries as countries included in the MSCI Emerging Markets Index.”

Comment 14.   Please delete the language below the performance bar chart, as it repeats information in the narrative above the chart.

Response.  The language below the chart has been deleted.

ON Foreign Portfolio

Comment 15.   The first paragraph of the Principal Investment Strategies section refers to “emerging markets”. Please clarify how the Portfolio defines an emerging market.

Response.  The Registrant has revised the second sentence of the first paragraph of the Principal Investment Strategies section to change “emerging markets” to “emerging market companies.” Additionally, the Registrant has added the below language to the Principal Investment Strategies section as the second paragraph:

“For purposes of the Portfolio’s investments, emerging market companies are: (i) companies whose principal securities trading markets are in emerging market countries; or (ii) companies that derive 50% or more of their total revenue from either goods or services produced or sales made in emerging market countries; or (iii) companies that have 50% or more of their assets in emerging market countries; or (iv) companies that are linked to currencies of emerging market countries; or (v) companies that are organized under the laws of, or with principal offices in, emerging market countries. Emerging market countries are: (i) countries that are generally considered developing by the International Bank of Reconstruction and Development (commonly known as the World Bank) and the International Finance Corporation; or (ii) countries that are classified by the United Nations or otherwise regarded by their authorities as developing; or (iii) countries with a stock market capitalization of less than 3% of the Morgan Stanley Capital International World Index.”

Comment 16.  Please revise the language above the performance bar chart to revise the reference from “Federated Global” to “Federated Global Investment Management Corp.”

Response.  The Registrant has made the requested change.

Comment 17.   Please delete the language below the performance bar chart, as it repeats information in the narrative above the chart.

Response.  The language below the chart has been deleted.

ON Capital Appreciation Portfolio

Comment 18.   The third paragraph of the Principal Investment Strategies section makes reference to “multi-cap” and “market cap.” Please revise one of these phrases to change “cap” to “capitalization.”

Response.  The Registrant has made the requested changes.

ON Janus Henderson Forty Portfolio

Comment 19.  The first paragraph of the Principal Investment Strategies states that the Portfolio concentrates its investments in a core group of 20-45 common stocks. Supplementally explain if 40 is the basis for the Portfolio’s name and if so, why it would appropriate to have 20-45 common stocks.

Response.  The basis for the Portfolio’s name is its investment in 40 securities. However, the Portfolio’s investment strategy of investing in 20-45 securities is designed to permit the portfolio managers more flexibility than they would have if the Portfolio was mandated to hold only 40 securities at any given time. The 20-45 “range” allows the portfolio managers to focus on maintaining stability within the Portfolio rather than forcing the purchase or redemption of securities at inopportune times in an effort to maintain the strict 40 security strategy.

Comment 20.  We note that Sector Risk is identified as a principal risk, but is not identified as a principal investment strategy. If sector risk is a principal investment strategy, please add an explanation in the Principal Investment Strategies section or if not, delete the risk.

Response.  The Sector Risk disclosure has been deleted, as it is not a principal risk of the Portfolio.

Comment 21.   Please delete the language below the performance bar chart, as it repeats information in the narrative above the chart.

Response.  The language below the chart has been deleted.

ON S&P 500® Index Portfolio

Comment 22.    Please clarify how the Portfolio calculates the derivative position for the purpose of meeting the names rule 80% test.

Response.   Derivatives are not counted towards the 80%. The Portfolio bases the value of derivatives on the net market value because it utilizes index futures which cash settle.

ON Federated Strategic Value Dividend Portfolio

Comment 23.   The Principal Investment Strategies section states that the Portfolio invests in common stocks. Please disclose if there are any requirements as to the market capitalizations of these common stocks.

Response.    The Portfolio does not have any specific requirements relative to market capitalization, but because small capitalization stocks generally do not pay dividends, the

Portfolio usually does not invest below a market capitalization level of $3 billion. The Registrant has added the below language to the Principal Investment Strategies section as the second sentence in the first paragraph:

“The Portfolio generally invests in large-capitalization or mid-capitalization stocks (which the portfolio managers generally define as stocks of companies with market capitalizations above $3 billion) of U.S. issuers.”

ON Nasdaq-100® Index Portfolio

Comment 24.  The Statement of Additional Information (“SAI”) states that the Portfolio is non-diversified. If true, please disclose this fact in the Principal Investment Strategies section and add a corresponding risk factor.

Response.  The Portfolio is non-diversified. Accordingly, the Registrant has disclosed this in the Principal Investment Strategies and added a corresponding risk factor.

Comment 25.  The first paragraph of the Principal Investment Strategies section states that the Portfolio is rebalanced periodically. Please specify what is meant by “periodically” and how often the Portfolio is actually rebalanced.

Response.  The Registrant has revised the disclosure to state the following:

“The Portfolio is rebalanced periodically in accordance with the quarterly scheduled index share adjustment procedures of the Index, and as warranted by the Portfolio’s cash flow activity.”

ON BlackRock Advantage Large Cap Core Portfolio

Comment 26.  The Principal Investment Strategies section references the Portfolio’s investment in foreign companies. Please disclose in greater detail the Portfolio’s investment in foreign companies and how that ties in with the Portfolio’s strategy. Please also clarify if there is a particular region that the Portfolio intends to invest in with regard to foreign companies.

Response.   The Portfolio does not have a principal investment strategy to concentrate in a particular country, region or sector and does not currently have any such concentration. The Registrant has deleted the last sentence in the first paragraph of the Principal Investment Strategies section that describes the Portfolio having substantial positions in securities of foreign companies and in a particular sector of the economy. The Sector Risk disclosure has also been deleted, as it is not a principal risk of the Portfolio.

Comment 27.   We note that the Portfolio has included High Portfolio Turnover Risk as a principal risk. Accordingly, please revise the Principal Investment Strategies section to clarify that the Portfolio is actively managed.

Response.  The Registrant has made the requested change.

Comment 28.   Please delete the language below the performance bar chart, as it repeats information in the narrative above the chart.

Response.  The language below the chart has been deleted.

ON ICON Balanced Portfolio

Comment 29.   We note that the Portfolio has included High Portfolio Turnover Risk as a principal risk. Accordingly, please revise the Principal Investment Strategies section to clarify that the Portfolio is actively managed.

Response.  The Portfolio did not experience a high rate of portfolio turnover during the fiscal year ended December 31, 2018; accordingly, the High Portfolio Turnover Risk disclosure has been deleted.

Comment 30.   Please delete the language below the performance bar chart, as it repeats information in the narrative above the chart.

Response.  The language below the chart has been deleted.

ON Conservative Model Portfolio

Comment 31.  In the second footnote to the Annual Fund Operating Expenses sections, it states that the Fee Waiver Agreement will continue through April 30, 2019. A fee waiver may only be disclosed here if it does not terminate for at least one year from the effective date of the prospectus. Accordingly, please revise these disclosures to extend the termination date, if applicable, or delete the fee waiver adjustment from the table.

Response.   The disclosures have been revised to state that the Fee Waiver Agreement will continue through April 30, 2020.

Comment 32.  In the Expense Example, it states that the Fee Waiver Agreement is effective until April 30, 2019. Please update or delete.

Response.  The disclosure has been revised to state that the Fee Waiver Agreement will continue through April 30, 2020.

ON Moderately Conservative Model Portfolio

Comment 33.  In the second footnote to the Annual Fund Operating Expenses sections, it states that the Fee Waiver Agreement will continue through April 30, 2019. A fee waiver may only be disclosed here if it does not terminate for at least one year from the effective date of the prospectus. Accordingly, please revise these disclosures to extend the termination date, if applicable, or delete the fee waiver adjustment from the table.

Response.   The disclosures have been revised to state that the Fee Waiver Agreement will continue through April 30, 2020.

Comment 34.  In the Expense Example, it states that the Fee Waiver Agreement is effective until April 30, 2019. Please update or delete.

Response.  The disclosure has been revised to state that the Fee Waiver Agreement will continue through April 30, 2020.

ON Balanced Model Portfolio

Comment 35.  In the second footnote to the Annual Fund Operating Expenses sections, it states that the Fee Waiver Agreement will continue through April 30, 2019. A fee waiver may only be disclosed here if it does not terminate for at least one year from the effective date of the prospectus. Accordingly, please revise these disclosures to extend the termination date, if applicable, or delete the fee waiver adjustment from the table.

Response.   The disclosures have been revised to state that the Fee Waiver Agreement will continue through April 30, 2020.

Comment 36.  In the Expense Example, it states that the Fee Waiver Agreement is effective until April 30, 2019. Please update or delete.

Response.  The disclosure has been revised to state that the Fee Waiver Agreement will continue through April 30, 2020.

Comment 37.  The Portfolio Turnover sections refer to the portfolio rates during the fiscal period ended December 31, 2017. Please update to reflect the rates during the fiscal period ended December 31, 2018.

Response.  The Registrant confirms that this information will be updated in the Fund’s next Post-Effective Amendment.

ON Moderate Growth Model Portfolio

Comment 38.  In the second footnote to the Annual Fund Operating Expenses sections, it states that the Fee Waiver Agreement will continue through April 30, 2019. A fee waiver may only be disclosed here if it does not terminate for at least one year from the effective date of the prospectus. Accordingly, please revise these disclosures to extend the termination date, if applicable, or delete the fee waiver adjustment from the table.

Response.   The disclosures have been revised to state that the Fee Waiver Agreement will continue through April 30, 2020.

Comment 39.  In the Expense Example, it states that the Fee Waiver Agreement is effective until April 30, 2019. Please update or delete.

Response.  The disclosure has been revised to state that the Fee Waiver Agreement will continue through April 30, 2020.

Comment 40.  The Portfolio Turnover sections refer to the portfolio rates during the fiscal period ended December 31, 2017. Please update to reflect the rates during the fiscal period ended December 31, 2018.

Response.  The Registrant confirms that this information will be updated in the Fund’s next Post-Effective Amendment.

ON Growth Model Portfolio

Comment 41.  In the second footnote to the Annual Fund Operating Expenses sections, it states that the Fee Waiver Agreement will continue through April 30, 2019. A fee waiver may only be disclosed here if it does not terminate for at least one year from the effective date of the prospectus. Accordingly, please revise these disclosures to extend the termination date, if applicable, or delete the fee waiver adjustment from the table.

Response.   The disclosures have been revised to state that the Fee Waiver Agreement will continue through April 30, 2020.

Comment 42.  In the Expense Example, it states that the Fee Waiver Agreement is effective until April 30, 2019. Please update or delete.

Response.  The disclosure has been revised to state that the Fee Waiver Agreement will continue through April 30, 2020.

Comment 43.  The Portfolio Turnover sections refer to the portfolio rates during the fiscal period ended December 31, 2017. Please update to reflect the rates during the fiscal period ended December 31, 2018.

Response.  The Registrant confirms that this information will be updated in the Fund’s next Post-Effective Amendment.

Statement of Additional Information (“SAI”)

Comment 44.  Please revise the “Portfolio Turnover” section to update the turnover rate during the fiscal period ended December 31, 2018.

Response.  The Registrant confirms that this information will be updated in the Fund’s next Post-Effective Amendment.

Comment 45.  Please revise the Bank Loans section to add risk disclosures that bank loans may take as long as 7 days to settle and to disclose how the Portfolios will meet redemptions in the event that settlement is delayed. Please also add disclosures that bank loans may not be considered securities and therefore, may not be afforded the protections of the federal securities laws.

Response.  The Portfolios are no longer investing in bank loans; accordingly, the Registrant has deleted the Bank Loans section of the SAI and any references to bank loans in the prospectuses.

Comment 46.  There are several tables in the SAI that present information as of December 31, 2017. Please revise to update this information for the year ended December 31, 2018.

Response.  The Registrant confirms that this information will be updated in the Fund’s next Post-Effective Amendment.

Comment 47.  With regard to the Pending Legal Matters section, please confirm that these are the only pending legal matters involving the Fund’s portfolios.

Response.  The Registrant so confirms.

*          *          *           *          *

If you have any questions or additional comments, please call Angela Fontanini at (513) 794-6988.

Very truly yours,

/s/ Angela M. Fontanini
Angela M. Fontanini, Esq.
Associate Counsel